UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 20, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Inc. Announces Change to a Virtual Annual General Meeting on May 13, 2020

MONTREAL, QUEBEC and SARASOTA, FLORIDA - April 20, 2020 - Intertape Polymer Group Inc. (TSX:ITP) announces that its annual general meeting of shareholders originally scheduled to be held on May 13, 2020 at 12:00 p.m. (EST) at the Fairmont Royal York Hotel in Toronto, Ontario will be changed to a virtual only meeting (the “Meeting”) to be held at the same time and on the same date.

In an effort to safeguard the health of all stakeholders and the broader community associated with the COVID-19 pandemic, the Company has opted to change its in-person annual general meeting to a virtual format via the implementation of an online platform enabling shareholders to attend and vote at the Meeting via live audio webcast. The health and safety of all of our shareholders and employees is paramount to us and we would like to thank our shareholders in advance for their understanding during these uncertain times. Shareholders will be able to participate fully at the Meeting irrespective of their geographic location. To vote at the Meeting, please follow the virtual voting instructions described herein below (the “Virtual Voting Instructions”).

As registered shareholders and duly appointed proxyholders would at an in-person meeting, they will be able to participate in the Meeting, ask questions and vote all in real time, provided they are connected to the internet at all times. Voting at the meeting will take place online. Non-registered (beneficial) shareholders who are not duly appointed proxyholders may still attend the Meeting as guests or appoint themselves as their own proxyholders to attend the Meeting. Guests will be also able to listen to the Meeting by logging in at https://web.lumiagm.com/156478951.

Shareholders are strongly encouraged to express their vote in advance by completing the form of proxy or voting instruction form that were provided to them. Detailed instructions on how to complete and return proxies and the voting instruction form by mail, fax or e-mail are provided starting on page 4 of the management information circular dated March 27, 2020. To be effective, the completed form of proxy or voting instruction form must be deposited with our transfer agent and registrar, AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1, at any time prior to 12:00 p.m. (eastern time) on May 11, 2020.

Additionally, shareholders may express their vote in advance by voting online or using the toll-free telephone number set out on the form of proxy or voting instruction form.

Beneficial shareholders that wish to appoint themselves or a proxyholder to vote at the online meeting must follow a two–step process: i) follow the proxy appointment process for each account to be voted at the meeting and ii) call the Transfer Agent AST at 866–751–6315 (toll free in Canada and the United States) or 212–235–5754 (other countries) prior to 12:00 p.m. (eastern time) on May 11, 2020 in order to obtain a control number to access the virtual meeting. Any shareholder wishing to vote multiple accounts under a single virtual meeting control number must complete the appointment process for each account and must ask AST to aggregate such appointments and provide a single meeting access control number.

The Company is utilizing the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting over the telephone. Alternatively, Kingsdale Advisors may contact such Beneficial Shareholders to assist them with conveniently voting directly over the phone. Shareholders who have any questions should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 855-682-9437 (toll-free within North America) or 416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Virtual Voting Instructions

In order to vote at the Meeting, follow the steps described below:

1.	Log in online at https://web.lumiagm.com/156478951

2.
If you are a registered shareholder: Select the “I have a control number” icon and enter your 13-digit control number as indicated on the form of proxy that you received from AST, followed by the following password: intertape2020 (case sensitive).

Note: In the event that you use your control number to log in to the Meeting, any vote you cast will thereby revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

3.
If you are a duly appointed proxyholder: Select the “I have a control number” icon then enter your 13-digit control number, followed by the following password: intertape2020 (case sensitive). Proxyholders who have been duly appointed and registered with AST in accordance with the following instructions will receive a control number via e-mail from AST after the proxy voting deadline has passed:

▪
Shareholders or their duly appointed proxyholder must call AST at 866-751-6315 (toll free in Canada and the United States) or 212-235-5754 (other countries) by 12:00 p.m. (eastern time) on May 11, 2020 and provide AST with the required proxyholder contact information and AST will provide the proxyholder with a Control Number via e-mail.

4.	If you are a guest: Select the “I am a Guest” icon and complete the online form.

For additional instructions regarding the virtual platform and the navigation thereof, consult the "Virtual Annual General Meeting 2020 - LUMI Guide" manual on the Company's website at https://www.itape.com/investor%20relations/press%20releases%20and%20reports/management%20information%20circulars%20and%20meeting%20materials.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For more information about the Company, visit www.itape.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com